            Cumberland Resources Ltd

Listed on the Toronto Stock Exchange:CBD

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

News Release 02-22

December 13, 2002

Cumberland Completes $6.5 Million Financing

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to announce the closing of its previously announced private placement of 2.5 million flow-through common shares at $2.60 per share for gross proceeds of $6,500,000 through Dundee Securities Corporation and Canaccord Capital Corporation.

The Company will use the proceeds from the offering for further exploration on its Meadowbank gold project in Nunavut and on other eligible Canadian resource properties.

Cumberland is well financed with approximately $18.5 million in working capital and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank project to production.  In October 2002 the Company announced the commencement of feasibility studies at Meadowbank.

Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

Interim President and CEO, Senior Vice President

For further information contact:

Kerry Curtis, Interim President and CEO, Senior Vice President.

Joyce Musial, Investor Relations

Not for distribution to United States News Wire Services or for dissemination in the United States.

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the Corporation's control which may cause actual results, performance or achievements of the Corporation to be materially different from the results, performance or expectations implied by these forward looking statements.